PRESS RELEASE	OCTOBER 1, 2025

Largo Receives Executed Binding Term Sheet from Lenders Representing US$84.2 Million of Debt to Defer Principal Payments Subject to Certain Conditions

All amounts expressed are in U.S. dollars, denominated by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces an update with the five Brazilian lenders ("Banks") to Largo's subsidiary, Largo Vanádio de Maracás S.A ("LVMSA").

Update with Lenders

Largo and its subsidiary, LVMSA, have received an executed binding term sheet with the Banks representing $84.2 million of debt to defer principal repayments to March 18, 2026 with an automatic rollover to September 18, 2026, subject to Largo securing capital of at least C$30 million by November 17, 2025.  Additionally, LVMSA will provide a negative pledge over its mining rights and equipment, pay all accrued interest with future interest payments made on a quarterly basis, repay $2 million of principal with proceeds, submit LVMSA's quarterly unaudited balance sheets to the Banks, renegotiate its debts with suppliers, and use 80% of the capital secured greater than C$30 million for principal repayment to the Banks.

Daniel Tellechea, Interim CEO of Largo stated: "We want to thank the five Brazilian lenders for their support with the signing of a binding term-sheet for a deferral of principal payments. With a deferral of principal payments, Largo would have a longer runway to restructure its bank debt."

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Daniel Tellechea
Interim CEO & Director
+1.416.861.9778
info@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the expected terms of any definitive agreements with the Banks; the Company's ability to secure capital; and the renegotiation of debts with suppliers.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable prices of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, especially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium and ilmenite products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.